November 8, 2007



VIA EDGAR TRANSMISSION AND
FACSIMILE (202) 772-9209
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Duc Dang
---------     Mail Stop 4561

         RE:      BigString Corporation
                  Registration Statement on Form SB-2
                  Registration No. 333-143793

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BigString Corporation (the "Company") hereby requests that the effective date of the Registration Statement on Form SB-2 referenced above be accelerated to 5:00 p.m. on Tuesday, November 13, 2007 or as soon thereafter as practicable.

         Further, the Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any verbal communication regarding this matter to the undersigned at (732) 741-2840 or our counsel, Paul T. Colella, Esq., at (732) 741-3900.

         Thank you for your attention to this matter.


                                          Very truly yours,

                                          BIGSTRING CORPORATION



                                     By:   /s/ Adam M. Kotkin
                                          -------------------------------------
                                   Name:  Adam M. Kotkin
                                  Title:  Chief Operating Officer and Secretary